

Mail Stop 6010

November 21, 2007

Mr. Charles R. Whitchurch
Chief Financial Officer
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061

> **Re: Zebra Technologies Corporation**
> **Form 10-K for the Year Ended December 31, 2006**
> **Form 8-K Filed on October 22, 2007**
> **File No. 000-19406**

Dear Mr. Whitchurch:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

-Critical Accounting Policies and Estimates, page 30

-Inventories, page 32

1.   You state here that inventory levels are high in comparison to historical balances due to RoHs conversion issues and operational issues at the end of December. You further state that you believe that the inventory balances need to be reduced significantly and that you are implementing plans to do so within the next year. Please tell us and revise future filings to update the status of your plans to significantly reduce your inventory levels.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

2.   We note that your third quarter ended on September 29, 2007 and that your fiscal year appears to end on December 31. Please tell us and revise future filings to disclose your accounting policy in relation to your interim and fiscal year-end.

-Investments and Marketable Securities, page F-9

3.   We note here and on pages 32, F-12, and F-20 that you account for your investment in partnerships using the cost method until your ownership percentage reaches 5% of the total partnership portfolio and that you change your method of accounting to the equity method if your ownership percentage exceeds 5%. Please tell us and revise your notes and your critical accounting policies in MD&A in future filings to explain why you account for your investments in partnerships under the equity method if your total ownership percentage exceeds 5%. Cite the accounting literature relied upon and how you applied this literature to your situation. Refer to the guidance in APB 18.

Note 3. Stock-Based Compensation, page F-15

4.   We note your disclosures with respect to your stock options and employee purchase rights. Please revise your future filings to supplement your disclosure here with additional disclosures in your critical accounting policies section. Specifically, discuss the following:

- Disclose how you determined the various assumptions utilized within the Black-Scholes option-pricing model and the binomial model. For example, discuss how you determined the risk-free interest rate, expected life and expected forfeiture rate. Refer to paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

- We note you utilize a blended volatility. Revise future filings to include a discussion of the basis for your conclusions regarding the extent to which you used historical volatility and implied volatility in your valuation. Please also summarize your evaluation of the factors in Question 2 and Question 3 of SAB Topic 14.D.1. Refer to Question 5 of SAB Topic 14.D.1.

Form 8-K Filed on October 22, 2007

5.   We note that the earnings information furnished on Form 8-K includes numerous non-GAAP financial measures. This format may be confusing to investors as it reflects several non-GAAP measures, including non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP operating expenses and non-GAAP operating income. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Regulation G requires you to provide detailed disclosures for each non-GAAP measure presented and explain why you believe each of the measures provides useful information to investors.

- To eliminate investor confusion, please remove this non-GAAP presentation format from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors with the appropriate supplemental disclosures, including a discussion of the usefulness of each of the non-GAAP measures presented and a separate reconciliation for each non-GAAP measure that details each adjustment used to arrive at the non-GAAP measure. Alternatively, you may tell us why you believe your presentation of each of these non-GAAP financial measures is appropriate under Regulation G.

- Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K. Refer to Question 31 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Please provide us with a sample of your proposed disclosure in future earnings releases. In preparing your draft disclosures, please consider the guidance in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. We may have further comment upon reviewing your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief